February 7, 2006

Ms. Linda Cvrkel

Branch Chief

Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Multi-Color Corporation (the “Company”)

Form 10-K for the year ended March 31, 2005

File No. 0-16148

Dear Ms. Cvrkel:

We have reviewed the comments contained in your letter dated January 19, 2006 regarding our Form 10-K for the year ended March 31, 2005. We have reproduced your comments in their entirety in bold and our response is included below each comment.

1.	Please tell us and revise MD&A and the notes to your financial statements to disclose the nature and amounts of the various costs comprising the $897 of plant closure costs recognized during 2004 as your current disclosures only indicate that $77,000 of the costs incurred were for severance. Also, please revise the notes to your financial statements to include all of the disclosures required by paragraph 20 of SFAS No. 146 with respect to the plant closure costs reflected in your financial statements, as applicable.

Response:

Plant closure costs of $897 recognized during 2004 consisted of the following:

Severance costs	$77
Lease termination costs	$217
Moving and relocation costs incurred during fiscal 2004	$603

Total	$897

We will revise MD&A and the footnotes to our financial statements in future filings to disclose the components noted above and to provide the disclosures required by paragraph 20 of SFAS 146.

2.	We note your section on critical accounting policies. Pursuant to FR-60, this section should also focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. Please revise this section in future filings to comply with the guidance outlined in FR-60.

Response:

We will revise the disclosures in our critical accounting policies in future filings to expand the aspects that could cause materially different amounts to be reported pursuant to FR-60.

3.	Your non-GAAP presentations do not appear to comply with Item 10(e) of Regulation S-K as they exclude items that appear to recur within two years or that require cash settlement. We understand the importance of highlighting infrequent events or transactions, however, trends may be distorted and disclosure unbalanced if only certain items are adjusted while the effects of other infrequent events or transactions (favorable or unfavorable) are not considered or highlighted. The disclosure provided should highlight the impact of each unusual item by nature and amount without disclosure of a subtotal amount. Refer to the guidance outlined in Questions 7 through 10 of the “Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures” issued on June 13, 2003 on our SEC Website at www.sec.gov. Supplementally confirm with us that you will eliminate any non-GAAP presentations that are not compliant with the above noted guidance in all future filings and furnished information.

Response:

We will eliminate any non-GAAP presentations that are not in compliance with the SEC guidance issued on June 13, 2003 in all future filings and furnished information.

4.	In accordance with the requirements of Rule 5-03(b)(1)-(2) of Regulation S-X, the amount of service revenues and the related cost of service revenues should be separately disclosed in the consolidated statements of operations. In this regard, disclosure in note 14 (Segments) indicates that service revenues exceed 10% of your total revenues. Please revise your financial statements in future filings to comply with Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:

We will revise our Consolidated Statement of Income in future filings to include separate disclosure of service revenues and the related cost of such service revenues.

5.	As the Company paid a cash dividend of $320,000 or $.05 per share during 2005, please explain why a 0% dividend yield was used in determining the fair value of stock options granted during the period as disclosed on page 24.

Response:

We used a 0% dividend yield in determining the fair value of stock options because such options were granted in April and October 2004, which was prior to the February 2005 declaration date of the Company’s first ever dividend. However and as a result of such dividend, we subsequently revised the dividend yield assumption beginning in the first quarter of the fiscal year ending March 31, 2006.

6.	You disclose that the purchase price for NSPG was preliminarily allocated to assets and liabilities based on their fair market value on the date of acquisition. In light of the materiality of this acquisition, please expand your disclosure to discuss the information that is needed to finalize the purchase price allocation, when you expect to finalize the purchase price allocation, and whether you expect the final allocation to be materially different from the preliminary allocation.

Response:

Our disclosure in footnote 16 on pg. 33 indicated that the NSPG preliminary purchase price was subject to a post-closing working capital adjustment. This working capital adjustment was subsequently finalized during our quarter ended June 30, 2005 and has been disclosed in each of our Form 10-Q filings following its resolution.

Our disclosure in footnote 16 on pg. 34 also indicated that the NSPG preliminary purchase price is subject to adjustment based on the sales margin of a certain product line during the period July 2005 to July 2006. We will expand this disclosure in future filings to disclose that the adjustment is based on a multiple of the sales margin of such product line that is expected to be finalized during the quarter ending September 30, 2006 and that we do not expect this purchase price adjustment to materially impact the purchase price allocation.

7.	Based on the disclosures on page 34, it does not appear that the $1,100 of estimated acquisition related costs, which included legal, accounting and advisory services, have been included as part of the purchase price allocation. Please explain why. If these costs do not represent direct costs of the acquisition, please explain in further detail the nature and amounts of the costs incurred. Refer to the guidance outlined in paragraph 24 of SFAS No. 141.

Response:

The $1,100 of acquisition related costs were in fact properly included as part of the purchase price allocation. We will revise this disclosure in future filings to clarify that these costs were included in the purchase price allocation.

8.	Please tell us and revise the notes to your financial statements in future filings to disclose in further detail the nature and amounts of the contingent payments that may be required under the terms of the acquisition agreement for NSPG and disclose your planned accounting treatment for these contingent payments. Refer to the disclosure requirements outlined in paragraph 51f of SFAS No.141.

Response:

Please see our response to Question 6 above regarding the nature and amounts of contingent payments. We will revise our future filings as noted in our response to Question 6 and also to disclose that the remaining contingency, to the extent it should occur, will be accounted for as an additional cost of the acquisition at the expiration date of the contingency period.

9.	We note the disclosure indicating that the Company entered into a lease agreement with the seller of NSPG for a manufacturing facility in Green Bay, Wisconsin, whereby the seller has an irrevocable option to sell the facility to the Company upon satisfactory completion of certain environmental clean-up activities. Please tell us and clarify in the notes to the financial statements whether any portion of the purchase price has been allocated to this arrangement. If not, please explain why.

Response:

No portion of the purchase price was allocated to the option as this arrangement was determined to have no intrinsic value based on the following:

•	the purchase price of the manufacturing facility is based on fair market value as determined by appraisal

•	the option life was presumed to be relatively short-term and the manufacturing facility is located in a stagnant real estate market

•	the rental payments under the lease agreement are based on fair market value

We will revise future filings to disclose the above items in the notes to the financial statements.

10.	In future filings, please revise to disclose the nature and amounts of any unusual or material items that impacted your results of operations for the quarterly periods presented. Refer to the requirements of Item 302(a)(3) of Regulation S-K.

Response:

We will revise future filings to include disclosure of the nature and amounts of any unusual or material items that impacted our quarterly results.

11.	We note that you have not included an allocation of the purchase price for the acquisition of Northstar in the notes to the pro forma financial information. In future filings, please ensure that an allocation of the purchase price to the net assets acquired is included in the notes to the pro forma financial information. Also, the notes to the pro forma information do not include adequate disclosure regarding the assumptions used to determine various pro forma adjustments. Please revise future filings to include disclosure of all assumptions used in determining the pro forma adjustments. The disclosures provided should clearly explain how each pro forma adjustment was calculated or determined and each adjustment in the pro forma financial information should be presented on a gross rather than net or combined basis.

Response:

We will include an allocation of the purchase price to the net assets acquired in the notes to the pro forma financial information and will include disclosure of all assumptions used to determine the pro forma adjustments. Such disclosures will explain how each pro forma adjustment was calculated and will be presented on a gross basis in all future filings, as applicable.

12.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned directly at 513-345-1108 or at dbertsche@mcclabel.com if you have further questions or require additional information.

Sincerely,

/s/ Dawn H. Bertsche

Dawn H. Bertsche

Senior Vice President-Finance, Chief Financial Officer and Secretary

Cc:	Frank Gerace, President and CEO, Multi-Color Corporation
Robert Taylor, Grant Thornton
Ivan Diamond, Greenbaum, Doll & McDonald